

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

March 16, 2016

<u>Via E-Mail</u>
Jeanne Hillman
Chief Accounting Officer
Weyerhaeuser Company
33663 Weyerhaeuser Way South
Federal Way, WA 98063-9777

> **Re: Weyerhaeuser Company**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 17, 2016**
> **File No. 1-4825**

Dear Ms. Hillman:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Consolidated Results, page 39</u>

1.   In future periodic filings, please provide greater detail of the material components of cost of products sold as well as explanations for variances at this lower level, or tell us why you believe such disclosure is not necessary.

<u>Critical Accounting Policies, page 50</u>

2.   Regarding your estimation of depletion rates, please tell us what consideration you gave to providing a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. To the extent you will include such disclosures in future filings, please provide us an example of your proposed disclosure.

Amendment 1 to Form 8-K filed March 11, 2016

Exhibit 99.3

3.   We note there was a $2.47 billion decrease in the acquired net assets of Plum Creek as compared to your previously estimated purchase price allocation, and that you attributed approximately $2.1 billion of the decrease to Timberlands. We further note the fair value estimates for acquired Timber and timberlands were determined using both income and market approaches. Please provide to us the initial and updated fair value estimates of Timber and timberlands acquired from Plum Creek, and discuss the material factors causing the estimated fair value decrease. Additionally, tell us what consideration you gave to recording a bargain purchase gain for the acquisition of Plum Creek given the decrease in the purchase price when compared to the amount initially estimated; refer to paragraphs 2 through 4 of ASC 805-30-25.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3295 with any questions.

                                        Sincerely,

                                        /s/ Jennifer Monick

                                        Jennifer Monick
                                        Assistant Chief Accountant
                                        Office of Real Estate and
                                           Commodities